Exhibit 99.1

SEALSQ Announces Results of Its 2026 Annual General Meeting of Shareholders Held on May 7, 2026

Geneva, Switzerland, May 7, 2026 – SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or “Company”), a company focused on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today announced the results of its 2026 Annual General Meeting (“AGM”) of Shareholders, held in person in Miami, Florida, on May 7, 2026.

During the meeting, shareholders voted in favor of all resolutions put forward, including the re-election of the current seven board members, five of whom are non-executive directors, each for a one-year term extending until the conclusion of the 2027 AGM:

1.	Ruma Bose, non-executive
2.	Cristina Dolan, non-executive
3.	David Fergusson, non-executive
4.	Joao Carlos Creus Moreira, executive
5.	John O’Hara, executive
6.	Eric Pellaton, non-executive
7.	Peter Ward, non-executive

The AGM provided an opportunity for management to present a comprehensive financial and operational overview of SEALSQ’s recent performance, including key financial metrics, strategic initiatives, growth prospects, market trends, and strategic objectives aimed at ensuring sustained value creation for shareholders.

The Company had previously issued its 2025 Annual Report, including financial statements for the year ended December 31, 2025. The report is available on the Company’s website under the Investors section.

Shareholders as of April 13, 2026, the Record Date, were entitled to attend and vote either in person at the AGM, or by giving electronic or written voting instructions to their independent voting rights representative. The votes in favor of all resolutions reflect the confidence and support of SEALSQ’s shareholders in the Company’s direction, governance, and execution strategy, setting a positive tone for the year ahead.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com